News Release

November 13, 2007	SVU: TSX
N.R.2007-11

Spur Ventures Announces Third Quarter 2007 Results
and Business Update

All amounts are expressed in $US unless otherwise stated

Vancouver, Canada-Spur Ventures Inc. (TSX SVU) Vancouver, Canada-SPUR VENTURES INC. (“Spur” or the “Company”) announced today that earnings per share in the third quarter of 2007 (“Q3-2007”) were ($0.001) versus ($0.01) in the third quarter of 2006 (“Q3-2006”). EBITDA was $112,156 compared to ($408,367) in the third quarter of 2006 due to improved sales volumes and revenues at the Company's Yichang Spur Chemicals (YSC) subsidiary in China and reduced overhead costs.

Highlights for the third quarter include:

  Yichang Spur Chemicals (YSC) is studying the addition of mono-ammonium phosphate (MAP) production capability to leverage on its current phosphoric acid and NPK investments.
  Yichang Maple Leaf Chemicals had its Business Licenses formally renewed on October 18, 2007 thus satisfying a key condition precedent for the transfer of the two mining licenses.
  Hebei-Tianren and Spur have extended their merger agreement until December 31st , 2007 to allow sufficient time for the Chinese and Canadian regulatory authorities to approve the merger and for material contracts to be renewed

Business Update

Yichang Spur Chemicals (YSC)

YSC production for Q3-2007 was 6,112 mt, 16.2% less than the corresponding quarter in 2006 because production was scaled back due to high raw material costs and the temporary idling of the plant commencing August 10. Sales volume was up 33.6% to 8,795 mt and sales revenues up 48.6% to $2,190,280 compared to Q3-2006. The Gross Profit was $47,637 versus ($2,813) in 2006 while EBITDA was $338,232 compared to ($196,491) in the same period in 2006.

For the first nine months of 2007 YSC’s production was 24,148 mt, sales volume 29,767 mt, Gross Profit $264,872 and EBITDA $538,205. Production was 12.7% lower than in 2006 but sales volume was up 24.2% and sales revenue up 30.3% . Cost of production was 26.3% higher than in 2006 but block operating of the plant resulted in an EBITDA of $538,205 compared to ($68,799) for the same period in 2006.

“The YSC team continues to set new records in areas within their control” stated Dr. Rob Rennie, Spur’s President & CEO “achieving record sales volumes and revenues, collections and

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

sales price. However prices of sulphuric acid have increased from $39/mt to $117/mt and potash from $251/mt to $331/mt since the end of 2006 resulting in reduced profitability and forcing us to temporarily suspend production as announced in our Q2-2007 Press Release.”

“Spur has always stressed its strategy to be flexible in manufacturing to meet the changing needs of China’s emerging fertilizer market” Dr. Rennie explained. “These increasing raw material prices are affecting the entire industry but the lack of flexibility in product formulation afforded by the Red Sun NPK manufacturing process at YSC presents an additional challenge.”

“Our plant may be idled but we have not been idle.” Dr. Rennie stated. We have now identified a potential opportunity for MAP production which builds on our previous investment in phosphoric acid and NPK’s at YSC. A MAP plant would add additional production flexibility with options to sell powdered MAP domestically, granular MAP for export and any formulation of NPK’s by granulation for specialty markets in China.”

Spur’s decision whether or not to proceed with the proposed MAP project will be conditional on the Company receiving acceptable debt financing, permitting by government authorities and successful bids for EPC contracts.

Yichang Maple Leaf Chemicals (YMC)

As announced in our October 25 press release, Hubei Administration of Industry and Commerce (AIC) has formally renewed YMC’s Business License. The term of the license is retroactive from November 24, 2003 until November 23, 2033. Hubei AIC will once again review the license on or before November 24, 2009 when the next Registered Capital contributions by both Joint Venture partners will be due.

Yichang City has completed its review and the formal renewal of YMC’s Business License satisfies a key condition precedent for the transfer of YMC's application for the transfer of the mining licenses to the Hubei Province level.

Hebei Tianren-Spur Merger

Spur and Hebei Tianren have extended the deadline for merger completion to December 31 to ensure that all official approvals are in place (see October 25 Press Release).

Outlook

“Spur is now back in 'Project Mode' with the potential expansion of YSC and the renewal of the YMC Business Licenses” Dr. Rennie stated.

The investigation by Spur into the possibility of building a MAP plant once again demonstrates the Company's commitment to growing in China based on our strategy of full integration from mining through flexible manufacturing and into the market place.

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com

Spur intends to be the Fastest Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer

For further information, please contact Dr. Robert Rennie at rrennie@spur-ventures.com or Mr. Michael Kuta at 604-697-6201 (mkuta@spur-ventures.com).

Certain of the information and statements contained herein that are not historical facts, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of the Securities Act (Ontario) and the Securities Act (Alberta) (in both cases hereinafter referred to as “Forward-Looking Information”). Forward-Looking Information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect” and “intend”; statements that an event or result is “due” on or “may”, “will”, “should”, “could”, or might” occur or be achieved; and, other similar expressions. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward-Looking Information; including, without limitation, material factors and assumptions relating to, and risks and uncertainties associated with, the evolving legal structure of China, the volatility in the Chinese economy, mineral and fertilizer price fluctuations, raw materials costs, transportation costs, favourable governmental relations, the availability of financing for activities when required and on acceptable terms, the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the achievement and maintenance of planned production rates, current and future environmental and regulatory requirements, the availability and timely receipt of permits, approvals and licenses, industrial accidents, equipment breakdowns, costs for remediation, availability and cost of insurance, labour disputes, the inherent uncertainty of production and cost estimates, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors in the Company’s Annual Information Form dated March 30, 2007, under Risk Factors in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 and in each subsequent Management’s Discussion and Analysis. Such Forward-Looking Information is based upon the Company’s assumptions regarding global and Chinese economic and market conditions and the price of raw materials, including sulphur and potash. Among the factors that have a direct bearing on the Company’s future results of operations and financial conditions are the successful development of the Company’s projects and a change in government regulations, leverage and debt service, competition, costs of certain raw materials, currency fluctuations and restrictions and technological changes, among other things. Should one or more of any of the aforementioned risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from any conclusions, forecasts or projections described in the Forward-Looking Information. Accordingly, readers are advised not to place undue reliance on Forward-Looking Information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise Forward-Looking Information, whether as a result of new information, future events or otherwise.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: questions@spur-ventures.com